Exhibit (a)(5)(viii)

Media Contacts	Investor Contact
Anita Liskey, 312.466.4613	John Peschier, 312.930.8491
Allan Schoenberg, 312.930.8189	CME-G
news@cmegroup.com
www.cmegroup.mediaroom.com

 FOR IMMEDIATE RELEASE

CME Group Inc. Announces Final Results of Self-Tender Offer

CHICAGO, September 5, 2007 – CME Group Inc. (NYSE, NASDAQ: CME) today announced the final results of its tender offer to purchase up to 6,250,000 shares of its outstanding Class A common stock (including the associated preferred stock purchase rights) at a price of $560 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  The tender offer expired at 5:00 P.M., New York City time, on August 29, 2007.

CME Group has accepted for purchase 1,695,250 shares of its Class A common stock (including the associated preferred stock purchase rights), representing approximately 3.1 percent of the outstanding Class A common stock, at a purchase price of $560 per share for a total cost of approximately $949 million, excluding fees and expenses relating to the tender offer.  Because CME Group is purchasing all of the shares that were properly tendered and not withdrawn, no proration was required.  CME Group is funding the purchase of shares in the tender offer with proceeds from the issuance of an aggregate amount of $500 million of commercial paper notes under its commercial paper program and available cash and investments.  CME Group intends to cancel and retire the shares purchased pursuant to the tender offer.

The depositary for the tender offer will promptly issue payment for the shares accepted for purchase in the tender offer.

The tender offer was made in connection with the merger of CBOT Holdings, Inc. with and into CME Group.  The merger agreement required CME Group to undertake the tender offer after the closing of the merger, which occurred on July 12, 2007.

Lehman Brothers Inc. acted as lead dealer manager and William Blair & Company, L.L.C. acted as co-dealer manager for the tender offer.

Questions regarding the tender offer should be directed to D.F. King & Co., Inc., the information agent for the tender offer, at (800) 697-6975 (toll-free).

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About CME Group

CME Group (www.cmegroup.com) is the world’s largest and most diverse exchange.  Formed by the 2007 merger of Chicago Mercantile Exchange Holdings and CBOT Holdings, CME Group serves the risk management needs of customers around the globe.  As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors.  CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities and alternative investment products such as weather and real estate.  CME Group’s Class A common stock is traded on the New York Stock Exchange and the Nasdaq Global Select Market under the symbol “CME.”

The Globe logo, CME, Chicago Mercantile Exchange, CME Group, Globex and E-mini, are trademarks of Chicago Mercantile Exchange Inc.  CBOT and Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago.  All other trademarks are the property of their respective owners.  Further information about CME Group and its products can be found at www.cmegroup.com.

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